SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                             ---------------------
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                               (Amendment No. 1)*

                             Fidelity Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   315831 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 30, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


----------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

                                                               Page 2 of 4 Pages

CUSIP No. 315831 10 7       Schedule 13G
          -----------       ------------

         This Schedule 13G is hereby amended pursuant to the Reporting Person changing its trustee from National City Bank to three non-employee directors of the Reporting Person on September 30, 1998.

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                          Fidelity Bancorp, Inc.
                          Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|                 (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization: Pennsylvania
                                               ------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                  0
                                                  ------------
6.       Shared Voting Power:                          148,180
                                                  ------------
7.       Sole Dispositive Power:                             0
                                                  ------------
8.       Shared Dispositive Power:                     148,180
                                                  ------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         148,180
         -------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*  |_|

11.      Percent of Class Represented by Amount in Row 9: 7.6%
                                                          ---

12.      Type of Reporting Person*: EP
                                    --


                                * SEE INSTRUCTION

                                                               Page 3 of 4 Pages

Item 1(a)         Name of Issuer:  Fidelity Bancorp, Inc.
                  --------------   ---------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                         1009 Perry Highway
                         Pittsburgh, Pennsylvania 15237

Item 2(a)         Name of Person Filing:
                  ---------------------

                          Fidelity Bancorp, Inc.
                          Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  ------------------------------------   -----------------

Item 2(c)         Citizenship: Pennsylvania
                  ------------ ------------

Item 2(d)         Title of Class of Securities:  Common Stock
                  ----------------------------   ------------

Item 2(e)         CUSIP Number:     315831 10 7
                  ------------      -----------

Item 3            Check whether the person filing is a:
                  ------------------------------------

Item 3(f)          X       Employee  Benefit Plan, in accordance with
                  ---      Rule 13d-1(b)(1)(ii)(F).

Item 3(j)          X       Group, in accordance with Rule 13d-
                  ---      1(b)(1)(ii)(J).

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned: 148,180
                  -------------------------  -------

Item 4(b)         Percent of Class: 7.6%
                  ----------------  ---

Item 4(c)         Number of shares as to which such person has:
                  (i)       sole power to vote or to direct the vote           0
                                                                        --------
                  (ii)      shared power to vote or to direct the
                            vote                                         148,180
                                                                        --------
                  (iii) sole power to dispose or to direct the
                            disposition of                                     0
                                                                        --------
                  (iv)      shared power to dispose or to direct the
                            disposition of                               148,180
                                                                        --------
Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not Applicable

                                                               Page 4 of 4 Pages

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

                                 Not Applicable


Item 7   Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
         Acquired the Security Being Reported on by the Parent
         -----------------------------------------------------
         Holding Company.
         ----------------

                                 Not Applicable

Item 8   Identification and Classification of Members of the Group.
         ---------------------------------------------------------

          This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9   Notice of Dissolution of Group.
         ------------------------------

                                 Not Applicable

Item 10  Certification.
         -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.




/s/ Joanne Ross Wilder                                                 9/21/99
-----------------------------------------------------------------      -------
Joanne Ross Wilder, as ESOP Committee member                           Date



/s/ Charles E. Nettrour                                                9/21/99
-----------------------------------------------------------------      -------
Charles E. Nettrour, as ESOP Committee member                          Date



/s/ Robert F. Kastelic                                                 9/21/99
-----------------------------------------------------------------      -------
Robert F. Kastelic, as ESOP Committee member                           Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, in my capacity as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.




/s/ Joanne Ross Wilder                                                 9/21/99
-----------------------------------------------------------------      -------
Joanne Ross Wilder, as ESOP Trustee                                    Date



/s/ Charles E. Nettrour                                                9/21/99
-----------------------------------------------------------------      -------
Charles E. Nettrour, as ESOP Trustee                                   Date



/s/ Robert F. Kastelic                                                 9/21/99
-----------------------------------------------------------------      -------
Robert F. Kastelic, as ESOP Trustee                                    Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the ESOP Trustees as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustees as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustees share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the ESOP Committee/ ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee, responsibilities as ESOP Trustees, and of shares beneficially owned as a Participant in the ESOP are as follows:


                        Beneficial                        Beneficial Ownership
         Name           Ownership (1)                     as ESOP Participant
         ----           -------------                     -------------------

Joanne Ross Wilder           362                                    0
Charles E. Nettrour       52,660                                    0
Robert F. Kastelic         2,117                                    0


------------------
(1) Beneficial ownership as of September 21, 1999. Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee(s) disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and ESOP Trustee.